UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                         Threshold Pharmaceuticals, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    885807107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pequot Capital Management, Inc.
      06-1524885

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      a. [ ]
      b. [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

      5. Sole Voting Power:       3,507,972

      6. Shared Voting Power:         0

      7. Sole Dispositive Power:  3,507,972

      8. Shared Dispositive Power:    0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      3,507,972 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9): 9.4%

12.   Type of Reporting Person (See Instructions): IA, CO

Item 1.     (a)   Name of Issuer

            Threshold Pharmaceuticals, Inc., a Delaware corporation (the
            "Issuer")

            (b)   Address of Issuer's Principal Executive Offices

                  1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.     (a)   Name of Person Filing

            Pequot Capital Management, Inc. (the "Reporting Person")

            (b)   Address of Principal Business Office or, if none, Residence

                  500 Nyala Farm Road, Westport, CT, 06880

            (c)   Citizenship

                  The Reporting Person is a Connecticut corporation.

            (d)   Title of Class of Securities

                  Common Stock, par value $0.001 (the "Common Stock")

            (e)   CUSIP Number

                  885807107

Item 3.     Not applicable because this statement is filed pursuant to Rule
            13d-1(d).

Item 4.     Ownership.

            Ownership as of December 31, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Reporting Person is an investment adviser registered under
            Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Shares through the investment discretion the Reporting Person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 of the Securities Exchange Act, one account of the Reporting Person, Pequot Private Equity Fund III, L.P., owns of record more than 5% of the Issuer's outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of the Group.

            Not Applicable.

Item 10.    Certification.

            Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 10, 2005
                                                  -----------------
                                                        (Date)

                                                  By: /s/ Aryeh Davis
                                                  -------------------
                                                      (Signature)

                                          Aryeh Davis, Chief Operating Officer,
                                          -------------------------------------
                                              General Counsel and Secretary
                                              -----------------------------
                                                       (Name/Title)